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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years ended December 31,
	2004	2003	2002	2001
	(in thousands)
Earnings:
Pretax income from continuing operations	$35,729	$25,029	$33,574	$15,607
Equity (earnings) losses from equity investee	(1,328)	162	(1,347)	(1,569)
Fixed Charges	19,562	17,546	11,634	10,056
Distributed income of equity investee	978	1,866	1,600	2,098
Capitalized interest	(353)	(59)	—	—

Total earnings	$54,588	$44,544	$45,461	$26,192

Fixed charges:
Interest expense	$19,209	$17,487	$11,634	$10,056
Capitalized interest	353	59	—	—

Total fixed charges	$19,562	$17,546	$11,634	$10,056

Ratio of earnings to fixed charges	2.79	2.54	3.91	2.60

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STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES